Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item One – Name and Address of Company

Algoma Steel Group Inc. (the “Company”)

105 West St., Sault Ste Marie, Ontario, P6A 7B4, Canada

Item Two - Date of Material Change

April 5, 2024

Item Three - News Release

The news releases reporting the material change described in this report were disseminated on March 25, 2024 (“News Release A”), and March 26, 2024 (“News Release B”, and together with News Release A, the “News Releases”) through the newswire services of GlobeNewswire and subsequently filed on SEDAR+.

News Release A is attached hereto as Schedule “A”, and News Release B is attached hereto as Schedule “B”, and each is incorporated by reference herein.

Item Four - Summary of Material Change

On March 25, 2024, the Company announced the launch of a proposed offering (the “Offering”) by its indirect wholly-owned subsidiary, Algoma Steel Inc. (“ASI”) of US$350 million of Senior Secured Second Lien Notes due 2029 (the “Notes”).

On March 26, 2024, the Company announced that ASI had priced the previously announced Offering of the Notes, to be issued at a price of 100% of their face amount, for gross proceeds of US$350 million, and bearing interest at the rate of 9.125% per year, with such Notes being guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. The Company further announced that the Offering of the Notes was expected to close on or about April 5, 2024, subject to customary closing conditions.

On April 5, 2024, ASI completed the previously announced Offering of the Notes, for total gross proceeds of US$350 million.

Item Five - Full Description of Material Change

For a full description of the material change, please see the News Releases attached hereto as Schedule “A” and Schedule “B” which News Releases form an integral part of this material change report.

Item Six – Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

John Naccarato, Vice President Strategy and General Counsel, 1-705-255-8696

Item Nine – Date of Report

April 10, 2024

SCHEDULE “A”

Please see attached.

MEDIA RELEASE

March 25, 2024

Algoma Steel Inc. Announces Proposed Offering of

US$350 Million of Senior Secured Second Lien Notes due 2029

SAULT STE. MARIE, ONTARIO (March 25, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma”), a fully integrated producer of hot and cold rolled steel products including sheet and plate, announced today that its indirect wholly-owned subsidiary, Algoma Steel Inc. (“ASI”), intends to offer for sale US$350 million aggregate principal amount of Senior Secured Second Lien Notes due 2029 (the “Notes”). The Notes will be guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Pricing and consummation of the offering of the Notes are subject to market and other conditions. ASI intends to use the net proceeds from the offering of the Notes for general corporate purposes, adding strength and flexibility to its balance sheet.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes in the United States or any other jurisdiction, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), related to the offering of the Notes, the application of the net proceeds therefrom, and Algoma’s business. These forward-looking statements generally are identified by the words “intend,” “future,” “will,” “would,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

5

events to differ materially and adversely from the forward-looking statements in this document. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex is one of the lowest-cost producers of hot rolled sheet steel in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

SCHEDULE “B”

Please see attached.

MEDIA RELEASE

March 26, 2024

Algoma Steel Inc. Announces Pricing of

US$350 Million 9.125% Senior Secured Second Lien Notes due 2029

SAULT STE. MARIE, ONTARIO (March 26, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma”), a fully integrated producer of hot and cold rolled steel products including sheet and plate, announced today that its indirect wholly-owned subsidiary, Algoma Steel Inc. (“ASI”), has priced its previously announced offering of US$350 million aggregate principal amount of 9.125% Senior Secured Second Lien Notes due 2029 (the “Notes”). The Notes will be issued at a price of 100% of their face amount, for gross proceeds of US$350 million, and will bear interest at the rate of 9.125% per year. The Notes will be guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. ASI intends to use the net proceeds from the offering of the Notes for general corporate purposes, adding strength and flexibility to its balance sheet. The offering of the Notes is expected to close on or about April 5, 2024, subject to customary closing conditions.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes in the United States or any other jurisdiction, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), related to the offering of the Notes, the application of the net proceeds therefrom, and Algoma’s business. These forward-looking statements generally are identified by the words “intend,” “future,” “will,” “would,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially and adversely from the forward-looking statements in this document. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex is one of the lowest-cost producers of hot rolled sheet steel in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations

Officer Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com